Vibe Ventures Inc.

Room 1707, 17th Floor CTS Center

219 Zhong Shan Wu Road

Guangzhou, PR China

United States Securities and Exchange Commission

Washington. D.C. 205494

Attention: Mark P. Shuman

Legal Branch Chief

RE: Vibe Ventures Inc.

Registration Statement on Form S-1/A

Filed April 4, 2011

File No. 333-164081

May 17, 2013

Dear Mr. Shuman,

We have now included auditor’s consent as exhibits for our Form S-1. We have also included updated financial statements for the year ended October 31, 2011 and October 31, 2012 which have been audited. We have also included the most recent period ended April 30, 2013.

Sincerely,

Hong Mei Ma

vibeventuresinc@gmail.com